SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 10549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
           Information to be Included in Statements Filed Pursuant to
            Rule 13d-1(b), (c), and (d) and Amendments Thereto Filed
                            Pursuant to Rule 13d-2(b)


                               (Amendment No. 3)1



                             Triple S Plastics, Inc.
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                   896926 10 2
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                    ___     Rule 13d-1(b)
                                    _X_     Rule 13d-1(c)
                                    ___     Rule 13d-1(d)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continues on the following page(s))

                                Page 1 of 4 Pages

CUSIP NO. 896926 10 2                  13G                     Page 2 of 4 Pages
--------------------------------------------------------------------------------

1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

          Daniel B. Canavan

2         Check the Appropriate Box if a Member of a Group             (a)  [ ]
          (See Instructions)                                           (b)  [ ]


3         SEC Use Only


4         Citizenship or Place of Organization

          United States of America

  Number of             5        Sole Voting Power
                                                        936,868
   Shares
                        6        Shared Voting Power
 Beneficially                                            16,802

  Owned by              7        Sole Dispositive Power
                                                        936,868
Each Reporting
                        8        Shares Dispositive Power
 Person With                                             16,802


9         Aggregate Amount Beneficially Owned by Each Reporting Person

                 953,670

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


11        Percent of Class Represented by Amount in Row (9)

               25.4%

12        Type of Reporting Person (See Instructions)

                IN

CUSIP NO. 896926 10 2                 13G                      Page 3 of 4 Pages
--------------------------------------------------------------------------------

Item 1(a)         Name of Issuer:

                  Triple S Plastics, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  14320 S. Portage Road
                  Portage, MI 49097

Item 2(a)         Name of Person Filing:

                  Daniel B. Canavan

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  14320 S. Portage Road
                  Portage, MI 49097

Item 2(c)         Citizenship:

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock, no par value

Item 2(e)         CUSIP Number:

                  896926 10 2

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) check whether the person filing is a:

                  (a)  [ ]   Broker or Dealer registered under Section 15 of the
                             Act;

                  (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act;

                  (c)  [ ]   Insurance company as defined in Section 3(a)(19) of
                             the Act;

                  (d)  [ ]   Investment company registered under Section 8 of
                             the Investment Company Act;

                  (e)  [ ]   An investment advisor registered in accordance with
                             Rule 13d-1(b)(1)(ii)(E);

                  (f)  [ ]   An employee benefit plan or endowment fund in
                             accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)  [ ]   A parent holding company or control person, in
                             accordance with Rule 13d-1(b)(ii)(G);

                  (h)  [ ]   A savings association as defined in Section 3(b) of
                             the Federal Deposit Insurance Act.

                  (i)  [ ]   A church plan that is excluded from the definition
                             of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

CUSIP NO. 896926 10 2              13G                         Page 4 of 4 Pages
--------------------------------------------------------------------------------

Item 4            Ownership:

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)      Amount beneficially owned:                  953,670

                  (b)      Percent of Class:                           25.4%

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                                                         936,868
                           (ii)     Shared power to vote or to direct the vote:
                                                                          16,802
                           (iii)    Sole power to dispose or to direct the
                                    disposition of:                      936,868
                           (iv)     Shared power to dispose or to direct the
                                    disposition of:                       16,802

                Note: The amount beneficially owned includes options for 23,000 shares exercisable within 60 days.

Item 5          Ownership of Five Percent or Less of a Class:

                Not applicable

Item 6          Ownership of More than Five Percent on Behalf of Another Person:

                Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by Parent Holding
                Company:

                Not applicable

Item 8          Identification and Classification of Members of the Group:

                Not applicable

Item 9          Notice of Dissolution of Group:

                Not applicable

Item 10         Certification:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 14, 2000
                                                        (Date)

                                                  /s/ Daniel B. Canavan
                                                    Daniel B. Canavan
399695                                               (Name and Title)